Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges on a historical basis for each of the periods presented. Our net losses were insufficient to cover fixed charges in each of the periods presented. Because of these deficiencies, the ratio information is not applicable for such periods.

Six Months Ended
	June 28, 2015	June 29, 2014
Ratio of earnings to fixed charges (1)	—	—

(1)	For the six months ended June 28, 2015 and June 29, 2014, we had no earnings and, therefore, are unable to calculate the ratio of fixed charges to earnings. Our earnings for these periods were insufficient to cover fixed charges by $10.5 million and $18.7 million, respectively. The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.